

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Erin Brewer
Chief Financial Officer
Lyft, Inc.
185 Berry Street, Suite 400
San Francisco, California 94107

      Re: Lyft, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38846

Dear Erin Brewer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services